Exhibit 99.1

Algoma Steel Inc.

Annual Information Form
Dated March 24, 2005

Algoma Steel Inc.	Annual Information Form

DESCRIPTION OF BUSINESS	1
INCORPORATION	1
CORPORATE STRUCTURE	1
DEVELOPMENT OF THE BUSINESS	2
BUSINESS OF ALGOMA	3
NORTH AMERICAN STEEL INDUSTRY	3
PRODUCTS AND MARKETS	4
COMPETITION	5
MARKETING INITIATIVES	6
TRADE	6
STEELMAKING FACILITIES	7
RAW MATERIALS AND ENERGY	8
ENVIRONMENT	8
EMPLOYEES	9
DEBT INSTRUMENTS	9
LEGAL PROCEEDINGS	9
RISK FACTORS	10
DIVIDEND POLICY	16
CAPITAL STRUCTURE	16
DIRECTORS AND EXECUTIVE OFFICERS	16
MARKET FOR SECURITIES	19
TRANSFER AGENT AND REGISTRAR	19
INTERESTS OF EXPERTS	19
ADDITIONAL INFORMATION	19

Unless otherwise stated, all dollar amounts referred to in this Annual Information Form are in Canadian currency.

Certain statements in this Annual Information Form are “forward-looking statements” that reflect the expectations of management regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this Annual Information Form. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under “Risk Factors”. Although the forward-looking statements contained in this Annual Information Form are based upon what management believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this document and neither the Company nor its management assumes any obligation to update or revise them to reflect new events or circumstances.

Algoma Steel Inc.	Annual Information Form

Description of Business

Algoma Steel Inc. (“Algoma” or the “Company”) is an integrated steel producer located in Sault Ste. Marie, Ontario and is Canada’s third largest integrated steel producer, accounting for approximately 14% of Canadian raw steel production. From its location in Sault Ste. Marie, Ontario, at the hub of three Great Lakes, the Company is well positioned to access the extensive steel markets within a 400-mile radius of its plant. In 2004, the Company produced approximately 2.5 million tons of raw steel and shipped approximately 2.2 million tons of finished products, primarily via rail or truck. Algoma’s principal product is sheet that represents 81% of Algoma’s 2004 shipments, with plate products accounting for the balance. The principal markets for Algoma’s products are steel service centres, the automotive industry, steel fabricators and manufacturers. Virtually all of Algoma’s production is sold in Canada and the United States, with approximately 24% of its steel sales to customers in the United States in 2004.

The registered and principal office of Algoma is located at 105 West Street, Sault Ste. Marie, Ontario P6A 7B4.

Incorporation

Algoma was incorporated under the laws of the Province of Ontario by Articles of Arrangement (the “Arrangement”) dated June 1, 1992. Pursuant to the Arrangement, Algoma acquired all of the assets and assumed certain liabilities of its predecessor company, The Algoma Steel Corporation, Limited, that conducted a business originally established in 1901. On January 29, 2002, the Company’s articles were further revised pursuant to a Plan of Arrangement and Reorganization (the “Reorganization”).

Corporate Structure

The following chart details the intercorporate relationships between Algoma and its principal subsidiary companies and their jurisdiction of incorporation or organization as at December 31, 2004. Both subsidiaries are presently inactive.

Algoma Steel Inc.	Annual Information Form

Development of the Business

On April 23, 2001, the Company filed for court protection under the Companies’ Creditors Arrangement Act (“CCAA”) to allow for the development of a restructuring plan. A reorganization was implemented on January 29, 2002 which restructured the Company’s long-term debt and equity interests and included a revolving credit facility totaling $180 million. The Reorganization also resulted in reductions in labour and interest costs.

In January 2002, Algoma’s U.S. subsidiary, Cannelton Iron Ore Company (“Cannelton”), completed an agreement with Cleveland Cliffs Inc. (“Cliffs”) to transfer Cannelton’s 45% interest in Tilden Mining Company L.C. (“Tilden”) in exchange for the assumption by Cliffs of Cannelton’s share of Tilden’s liabilities and no cash consideration. As part of this arrangement, the Company has entered into an exclusive 15-year supply agreement with Cliffs for a minimum annual supply of 2.5 million tons of iron ore.

The #7 Blast Furnace was relined in 1995 and is tentatively scheduled for the next reline in 2010. The Company is following a comprehensive program developed by Company personnel and a global engineering firm involving certain repairs and upgrades between 2005 and 2010 at a cost of approximately $52 million. The program includes the completion of upgrades in 2006 over a scheduled 35-day outage. The estimated cost of the reline in 2010 is approximately $120 million and requires an outage of about 90 days. The Company expects to operate its smaller #6 Blast Furnace during the reline to support continued production on the DSPC.

On September 3, 2003, the Company entered into a new four-year revolving credit facility with a syndicate of four banks. The $200 million facility is secured by inventories and receivables and is subject to a borrowing base as determined by the agreement. The new facility resulted in increased availability and lower costs with no financial covenants until unused availability is less than $50 million. The Company is required to maintain minimum availability of $25 million.

The Company’s priority in late 2002 and through 2003 was to strengthen its balance sheet while building an effective and efficient organization by initiating an accountability-based culture and optimizing the organizational structure. There was also progress realized in reducing the operating costs and improving the effectiveness of the commercial activities. Liquidity was further enhanced in early 2004 as the Company completed an equity issue of 10 million shares resulting in net proceeds of $81.9 million.

The Company benefited from strong steel markets in 2004 and this factor, combined with continued cost control, resulted in strong cash flow and cash and securities balance at year-end of $453 million. In 2005, the Company intends to maintain a focus on margin improvement opportunities while exploring a broad range of strategic opportunities that support value creation and long-term sustainability.

Algoma Steel Inc.	Annual Information Form

Business of Algoma

North American Steel Industry

Total raw steel production in North America was 145 million tons in 2004, up from 138 million tons in 2003. The United States, Canada and Mexico accounted for 75%, 12% and 13% respectively. Canada has been a net importer of steel since 1997 and a net exporter in the six years prior to 1997. The majority of Canadian export production has historically been sold in the United States. The purchase and sale of North American steel is customarily based on prevailing prices in the U.S. market denominated in U.S. dollars. Accordingly, a key factor in the relative competitive position of Canadian and U.S. producers is the Canadian/U.S. dollar exchange rate.

The Company currently accounts for approximately 14% of the steel produced in Canada. Demand for steel in Canada is distributed across a number of processors, manufacturers and end-users, with the automotive industry being the largest overall end-user of steel in Canada. The largest direct purchaser of steel is the service centre segment that acts as a product supplier to a number of end-users, primarily in the fabricating, manufacturing and automotive sectors.

The steel industry is cyclical in nature as indicated in the following table that sets out summary data with respect to steel shipments and consumption in Canada.

Year ended December 31,	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
(thousands of net tons)
Total shipments from Canadian producers	16,289	16,394	16,605	15,657	16,446	16,482	15,496	15,981	15,576	14,699
Exports	5,943	6,045	6,136	5,063	5,531	5,234	5,207	5,253	5,304	5,108
Imports	8,876	6,861	6,959	6,132	8,710	6,748	7,425	6,291	3,972	4,082
Apparent steel consumption	19,222	17,210	17,428	16,726	19,625	17,996	17,714	17,019	14,244	13,673

Algoma Steel Inc.	Annual Information Form

Products and Markets

The Company has streamlined operations over the last several years to focus on two principal product lines - sheet and plate.

Sheet

The Company produces sheet that is sold as hot-rolled coils, cut-to-length product, cold-rolled coils and first-stage blanks. In 2004, sheet represented approximately 81% of the Company’s shipments. In 2004, 1.6 million tons were produced on the DSPC which has the capability to produce hot-rolled sheet in thicknesses from .040” to .625” and in widths from 31” to 63”.

The major end-users of sheet products are the automotive industry, welded pipe manufacturers, hollow structural product manufacturers and the light manufacturing and transportation industries.

Plate

Algoma’s plate products consist of various carbon-manganese high-strength, low-alloy grades that are produced in either the as-rolled, normalized or quenched and tempered form. Plate widths vary from 32” to 152” and in thicknesses from 0.188” up to and including 3.5”.

The major end-user of plate is the fabrication industry in either the construction or manufacture of railcars, buildings, bridges, off-highway equipment, storage tanks, ships and large diameter pipelines.

Revenue by Major Product Line

In 2004, approximately 75% of the Company’s steel sales were made in Canada, approximately 24% in the United States and the balance mainly in Mexico. Total revenue for each of the Company’s major product lines for the last three years was as follows:

Year ended December 31,	2004	2003	2002
(millions of $)	$	$	$
North America
Sheet	1,286	848	917
Plate	450	262	215
Other	67	28	36
	1,803	1,138	1,168
United States included above (principally sheet products)	427	242	251
Mexico included above (principally plate products)	25	10	7

Algoma Steel Inc.	Annual Information Form

The distribution of total steel shipments by principal market for each of the last three years was as follows:

Total Finished Steel Shipments by Major Markets

Year ended December 31,	2004		2003		2002
(thousands of net tons)	Tons	%	Tons	%	Tons	%
Steel service centres (1)	1,251	57	1,202	55	1,247	58
Automotive including transportation	380	17	452	21	377	18
Fabricating and manufacturing	205	9	168	8	140	7
Pipe and tube manufacturing	362	17	348	16	372	17
Total	2,198	100	2,170	100	2,136	100

(1)	Management believes that the Company’s shipments to service centres were predominantly resold to the automotive and the fabricating and manufacturing sectors.

Competition

The North American steel industry is a cyclical business that is subject to intense competition among producers with respect to price, service and quality.

The steelmaking business is also capital intensive and significant capital expenditures are required to achieve and maintain competitive levels of capacity, cost, productivity and product quality.

Offshore producers can be a significant competitive factor for the Company. In recent years, there has been a substantial increase in global steel capacity, particularly in China which has become the largest steel producer and consumer in the world. A significant slowdown in growth and/or increases in capacity, which exceeded consumption rates in China or other countries, could result in surplus steel which may be exported to world markets. In addition, many offshore steel producers are controlled or subsidized by foreign governments whose decisions concerning production and exports may be influenced by political and economic policy considerations and not merely by the objective of profit maximization. As a result, many offshore producers may continue to ship steel products into the North American market even in times of relatively low steel prices and narrow profit margins, thereby exacerbating adverse market conditions.

Competition in the North American steel industry has intensified as a result of the restructuring of certain integrated steel producers under applicable bankruptcy laws. Following these reorganizations, these companies generally have lower costs and have become more effective competitors.

Integrated steel producers have lost market share to mini-mills in recent years. Mini-mills are efficient, low-cost producers that produce steel from scrap in electric arc furnaces, have lower environmental compliance costs, target regional markets and typically employ non-union workers. The relative competitive position of mini-mills against integrated producers is influenced significantly by scrap prices, which represent a significant production cost for mini-mills. During industry downturns, scrap prices have historically declined which has improved the competitive position of mini-mills.

Increases in the value of the Canadian dollar relative to the U.S. dollar make Canadian steel products and Canadian customers less competitive in U.S. markets. A strong Canadian dollar relative to the U.S. dollar also improves the competitive position of U.S. producers exporting to Canada. The impact of changes in the value of the Canadian dollar relative to other currencies may also have a significant effect on the degree of competition from producers outside North America. The negative effect of a stronger Canadian dollar on Algoma is partially mitigated

Algoma Steel Inc.	Annual Information Form

by the purchase of the majority of raw materials in U.S. dollars, energy which has a U.S. dollar basis, and payment of interest on the long-term debt that is denominated in U.S. funds.

The Company’s competitive position is affected by transportation costs to customers that are higher than those of other Canadian producers, which results in lower net selling prices. However, closer proximity to the source of its iron ore results in lower costs to transport iron ore to Sault Ste. Marie in comparison to certain competitors.

Marketing Initiatives

The Company markets its sheet and plate products direct to end-users and also through distributors in Canada and the United States. The Company is focused on leveraging various competitive attributes of its process and product technologies in strategic market segments in order to improve market and customer segmentation. The Company pursues the development of applications and markets for its high strength and light gauge products to respond to application design factors.

Trade

Steel imports into Canada in 2004 were approximately 46% of the apparent Canadian consumption, a record high. Imports were 40% in 2003 and the previous record high was in 2000 at 44%. In the United States, imports made up approximately 25% of the 2004 apparent consumption, up from 19% of the apparent consumption in 2003.

During the course of the year, anti-dumping findings in place covering plate, hot-rolled sheet and cold-rolled sheet from a number of countries were subject to review. In all three cases, the Canadian International Trade Tribunal (“CITT”) rescinded the findings, despite the determination by the Canada Border Services Agency that dumping would resume from most of the countries covered by the findings if the findings were removed. The CITT considered it unlikely that producers in the subject countries would sell significant volumes of steel into Canada or that any such volumes imported would be at such low prices that they would cause injury to the domestic industry in the near to medium term.

In addition to the findings on product manufactured by the Company, findings were also rescinded on Corrosion Resistant Sheet and on Re-bar (January 2005). The Company, along with the rest of the industry, is disappointed with the rescinding of the five findings. It is the Company’s view that, over the longer term, imports from these countries will certainly cause injury to the domestic industry. Since the removal of the findings, significant quantities of low priced imports from several of the previously covered countries have arrived and, along with imports from other countries, are putting pressure on domestic pricing.

The expiry review concerning the dumping in Canada of carbon steel plate from Brazil, Finland, India, Indonesia, Thailand and Ukraine, and the subsidizing of plate from India, Indonesia and Thailand is underway. On February 10, 2005, the president of the Canada Border Services Agency determined that dumping from Finland and Thailand was not likely to resume. These two countries have now been removed from the dumping review. The review continues at the CITT and a public hearing is scheduled for May 2, 2005. Completion of the review is scheduled no later than June 27, 2005.

Customers have been reporting significant import offerings for all product lines. This increased availability of imports put pressure on domestic pricing in late 2004. The Company is reviewing the import offers and will take the appropriate action if the imports appear to be unfairly traded.

Algoma Steel Inc.	Annual Information Form

Steelmaking Facilities

The Company is an integrated steelmaker in that it produces coke from coal, converts iron ore to iron, iron to liquid steel and produces finished and semi-finished steel products. The Company’s production facilities include three coke batteries, two blast furnaces (one currently idle), one basic oxygen steelmaking shop, continuous casting facilities and rolling and finishing mills. To facilitate a further understanding of the Company’s strategic response to technological changes in the steel industry, the following diagram illustrates the Company’s existing steelmaking process.

Physical Configuration

(Annual capacities in parentheses)

Process
Cokemaking
Ironmaking
Steelmaking
Casting
Finished Products
Coke Ovens
(1.0 million tons)
Coal
Iron Ore
#7 Blast Furnace
(2.5 million tons)
#6 Blast Furnace (1)
(1.0 million tons)
Basic Oxygen
Steelmaking Shop
(2.9 million tons)
Slab Caster
(2.0 million tons)
Direct Strip
Production Complex (3)
(2.0 million tons)
106" Strip Mill/166" Plate
Mill (2)
1.3 million tons Strip
0.4 million tons Plate

(1)	The #6 blast furnace is currently idle. This blast furnace is used for short-term backup during relines of #7 blast furnace.
(2)
The existing hot strip and plate mill can be used to produce either sheet or plate subject to market conditions. The casting and rolling mill capacity exceeds ironmaking and steelmaking capacity by a substantial margin. The 106” strip mill will be focused primarily on sheet sizes and grades not supported by the DSPC. In a 65% strip and 35% plate operation, the complex can produce 1.3 million tons of strip and 0.4 million tons of plate annually. In 2004, the complex operated at 53% capacity producing a total of 892.8 thousand tons of sheet and plate product.

(3)	The Direct Strip Production Complex has a rated capacity of approximately 2.0 million tons, but produced 1.6 million tons in 2004.

Algoma Steel Inc.	Annual Information Form

Raw Materials and Energy

Iron Ore

In January 2002, Cannelton completed an agreement with Cliffs to transfer Cannelton’s 45% interest in Tilden in exchange for the assumption by Cliffs of Cannelton’s share of Tilden’s liabilities and no cash consideration. As part of this arrangement, the Company entered into an exclusive 15-year supply agreement with Cliffs for a minimum annual supply of 2.5 million tons of iron ore. The arrangement permits Algoma to avoid certain risks associated with mine ownership. Iron ore costs under this agreement are tied to global pricing for iron ore, which is expected to increase significantly in 2005. If Algoma defaults under the supply agreement prior to December 31, 2008, then 50% of the liabilities assumed by Cliffs will revert back to Cannelton and Algoma.

Coal

Algoma obtains its coal requirements through a supplier-owned consignment inventory. The agreement with this supplier is in effect until March 31, 2006.

Other Raw Materials

The Company purchases limestone, alloys and other raw materials for its manufacturing operation. The Company generates most of its scrap requirements internally and purchases any additional scrap as required.

Energy

During 2004, fixed contracts were in place for 45% of Algoma’s monthly natural gas requirements. The fixed contract pricing was below spot market pricing for the majority of the contract period.

During 2004, Algoma obtained electricity through third-party fixed-price contracts as well as from the Independent Market Operator in Ontario at spot prices. During 2004, Algoma had fixed price contracts representing approximately 50% of its average monthly electricity purchases. The fixed contract pricing was slightly below spot market pricing for the majority of the contract period.

Oxygen is supplied by Praxair Canada Inc. through a 15-year agreement that commenced July 1, 2000.

 Environment

The Company’s environmental policy is to conduct its business reasonably and responsibly with respect to the protection of the environment. Where appropriate, the Company has introduced environmental accountability to all employees. Activities that may have an impact on the external environment are identified and managed through the implementation of the ISO14001 compliant environmental management system. During the year, the Company successfully completed the registration of all operating facilities and direct support areas to the ISO14001 standard. The Company incurs substantial costs in implementing its environmental programs and providing appropriate environmental training.

Algoma has completed the fourth year of a five-year voluntary Environmental Management Agreement with Environment Canada and the Ministry of the Environment. During the year, the agreement focused on reducing benzene and polycyclic aromatic hydrocarbon (PAH) emissions from its cokemaking operations. In 2005, Algoma will undertake follow-up groundwater/sediment studies and PCB destruction. Currently, the Company is meeting the PAH release targets established for 2015.

Algoma aggressively continued to reduce the generation of particulate emissions through a Road Dust Reduction Program. Algoma completed the third of a four-year program that is designed to reduce airborne particulates from roadways by implementing a paving schedule, along with the use of dust suppressants. Through sophisticated modeling techniques, Algoma has achieved a significant reduction in off-site particulate emissions as a result of this initiative.

Algoma Steel Inc.	Annual Information Form

The Company is an active participant in national discussions to address climate change and the reduction of carbon dioxide emissions within the steel sector. Algoma was a supporting company to the Memorandum of Understanding that was signed between the steel sector and the federal government. The memorandum establishes a commitment to work towards developing reduction targets for the industry. Algoma continues to reduce its energy and carbon dioxide intensities.

Algoma is committed to the following capital expenditures related to environmental protection:

#7 Blast Furnace Cast House Emissions Control
—	Algoma is commited through a certificate of approval to install cast house emission controls by 2010.
—	Costs associated with this project are currently being determined.

Noise Abatement Action Plan
—	Algoma is committed through a certificate of approval to implement a Noise Abatement Action plan.
—	The implementation timeline is currently under discussion with the Ontario Ministry of Environment.
—	Algoma has initiated Preliminary Engineering to identify costs and methods of control.

Employees

The Company employed approximately 3,000 people as at December 31, 2004 of which approximately 2,900 or 97% are unionized and represented by two Locals of the United Steelworkers of America (“USWA”) under two collective bargaining agreements. Both of these agreements expire July 31, 2007. The Company is currently obligated to pay employees $10 million on June 30, 2005 with respect to the collective agreements signed in January 2002.

Debt Instruments

Banking Facilities

On September 3, 2003, the Company entered into a new Loan and Security Agreement ("Agreement"). The Agreement provides the Company with a revolving credit facility (“Revolving Facility”) with financing equal to the lesser of $200 million and a borrowing base determined by the levels of the Company’s accounts receivable and inventories less certain reserves. The Company is required to maintain a minimum availability of $25 million. The Revolving Facility matures on September 3, 2007 and is collateralized by a first charge on accounts receivable and inventories. Borrowings can be made in either Canadian or United States (U.S.) funds at rates fluctuating between 0.75% and 1.50% above either the Canadian prime bank rate or the U.S. base rate or, at the Company's option, at rates fluctuating 1.75% and 2.50% over bankers’ acceptance rate or London interbank offering rate (“LIBOR”).

Long-Term Debt

The 11% Notes, totaling $125 million U.S., are due in 2009 but are redeemable after 2005 at a declining premium ranging from 105.5% of principal in 2006 to 101.4% in 2008. A mandatory annual redemption of U.S. $12.5 million is required commencing December 31, 2007 with the balance payable at maturity. Interest for the second half of 2003 was paid on June 30, 2004. Interest is paid semi-annually on June 30 and December 31 of each year. The 11% Notes are collateralized by a first charge on capital assets and a second charge on other assets.

The collateral, interest accrual and payment terms of the 1% convertible Notes were identical to the 11% Notes. At September 30, 2004, all 1% convertible Notes that had not previously been converted were redeemed at a cost of $1.8 million.

Legal Proceedings

There are no legal proceedings involving a material amount outstanding against the Company.

Algoma Steel Inc.	Annual Information Form

Risk Factors

Highly Competitive Nature of the Global Steel Industry

In recent years, there has been a substantial increase in global steel capacity, particularly in China which has become the largest steel producer and consumer in the world. A significant slowdown in growth and/or increases in capacity, which exceeded consumption rates in China, could result in surplus steel which may be exported to world markets. In addition, an economic downturn which affects demand for the Company’s products or an increase in the strength of the U.S. dollar or Canadian dollar relative to other currencies could increase imports. It is, therefore, possible that more unfairly priced imports could enter the North American markets at a future date, resulting in further price erosion, which would adversely affect the Company’s ability to compete, its revenue and its profitability.

Algoma competes with numerous foreign and domestic steel producers. Some of its competitors have greater financial and capital resources than Algoma does and continue to invest heavily to achieve increased production efficiencies, increased capacity and improved product quality. Algoma primarily competes with other steel producers based on the delivered price of finished products to Algoma’s customers. Algoma’s labour, raw material and energy costs are higher than those of many foreign producers. Although freight costs for steel can often make it uneconomic for distant steel producers to compete with the Company, to the extent that they have lower cost of sales such as lower labour, raw material or energy costs or are government subsidized, they may be able to successfully compete. Although the Company is continually striving to improve its operating costs, it may not be successful in achieving labour, raw material and energy cost improvements or gaining operating efficiencies that may be necessary to remain competitive.

The North American steel industry has historically faced significant competition from foreign steel producers. Some non-market economy foreign steel producers are owned, controlled or subsidized by their governments and their decisions with respect to production, sales and exports may be influenced more by political and economic policy considerations than by prevailing market conditions. In addition, foreign steel producers may be subject to less restrictive regulatory and environmental regimes that could provide a cost advantage relative to North American producers.

The domestic steel industry has experienced lengthy periods of difficult markets due to increased foreign imports. Due to unfavourable foreign economic conditions, excess foreign capacity and a strong Canadian and U.S. dollar, imports of steel products to the U.S. and Canadian markets have reached high levels and, in some cases, have been sold at prices below their combined production and export costs. From 1995 to 2004, U.S. steel industry production capacity utilization levels ranged from a high of 93.3% in 1995 to a low of 79.2% in 2001 and were approximately 91% in 2004.

On January 29, 2004, Stelco Inc., Canada’s largest steel company, applied for protection under the Companies’ Creditors Arrangement Act. In addition, since the beginning of 1997, over 35 U.S. steel companies have sought protection under Chapter 11 of the United States Bankruptcy Code. Many of these companies have continued to operate, while reducing prices to maintain volumes and cash flow and obtaining concessions from their labour unions and suppliers. Some companies have even expanded and modernized during these reorganizations. Upon emerging from reorganization, these companies, or new entities that purchased their facilities through this process, have been relieved of many obligations including environmental, employee and retiree benefits and other obligations commonly referred to as legacy costs. As a result, they may be able to operate with lower costs than Algoma. Stelco Inc. may emerge from a court-supervised restructuring with some or all of these advantages.

Algoma Steel Inc.	Annual Information Form

Low Priced Imports and Trade Regulation

The Company’s business has historically been affected by both Canadian and United States trade legislation intended to limit “dumping”, a practice employed by certain foreign competitors that have sold steel into the U.S. or Canadian markets at prices below their costs or below prices prevailing in their own domestic markets. Such practices may result in injury to companies producing goods in Canada or the U.S. in the form of suppressed prices, lost sales, lower profits and reductions in production, employment levels and the ability to raise capital. Although in a number of cases Canadian trade laws have been successfully employed in the past, they may be inadequate to prevent future unfair import pricing practices which individually or collectively could materially adversely affect the Company. If current and future trade cases do not provide relief from such trade practices, relevant Canadian trade laws are weakened, world demand for steel decreases, or the U.S. or Canadian dollars strengthen against foreign currencies, an increase in the market share of imports into Canada may occur, which could have a material adverse effect on the Company. Moreover, trade regulations in other countries, particularly the United States, could materially adversely affect Algoma to the extent that they reduce or eliminate Algoma’s access to certain steel markets. There can be no assurances that the Company will be able to compete effectively in the future.

A change in the situation in China could have a significant impact on steel markets in the rest of the world. China is presently increasing steel producing capacity by millions of tons every year. It is also importing large volumes of finished steel and raw materials. China’s imports of raw materials are driving up prices in the rest of the world, particularly for iron ore and scrap. Chinese demand for vessels to import raw materials and export finished products has also caused increasing ocean freight rates. Although this situation may be favourable to the Company at the present time as it is driving up the price of steel products in North America, it may change in the future. As the Chinese supply of steel is brought into balance with the demand, countries presently exporting to China will be searching for alternative markets. Since Canada and the U.S. are the largest “open market” in the world, imports from these other countries could impact the North American market resulting in a loss of sales volume, price and profitability for the Company.

Cyclicality of the North American Steel Industry

The North American steel industry is cyclical in nature and sensitive to general economic conditions. The financial condition and results of operation of companies in the steel industry are generally affected by macroeconomic fluctuations in the Canadian, U.S. and global economies. Due mainly to its product mix, Algoma has a higher exposure to spot markets than most of its North American competitors and is, therefore, subject to more volatility in its selling prices. In addition, steel prices are sensitive to trends in cyclical industries such as the North American automotive, construction, appliance, machinery and equipment, and transportation industries, which are significant markets for the Company’s products. In addition, many of its customers are affected by North American and worldwide economic downturns, which have resulted, and may in the future result, in defaults in the payment of accounts receivable owing to the Company and reduced sales levels.

Supply and Cost of Raw Materials and Energy

Algoma’s operations require substantial amounts of raw materials and energy including coal, iron ore, alloys, scrap, oxygen, natural gas, electricity and other inputs. The price and availability of such raw materials and inputs are subject to market forces and, in some cases, government regulations and accordingly, are subject to change. The cost of several key inputs, including iron ore, is expected to increase substantially in 2005 and coal costs are projected to increase significantly in 2006 as an existing three-year agreement with favourable prices expires. The Company could be particularly adversely affected during a period of declining selling prices for steel without a corresponding decline in raw material costs. Algoma’s results of operations could be adversely affected by supply interruptions or further increases in the cost of materials. Algoma’s iron ore, coal, alloy and scrap costs would be adversely affected by a decrease in the relative value of the Canadian dollar. There can be no assurance that adequate supplies of oxygen, electricity, natural gas, coal, iron ore or alloys will be available in the future or that future increases in the cost of such materials will not adversely affect Algoma’s operations.

Algoma Steel Inc.	Annual Information Form

Currency Fluctuations

The prices for steel products sold in Canada are derived mainly from price levels in the U.S. market in U.S. dollars converted into Canadian dollars at the prevailing exchange rates. As a result, a stronger Canadian dollar relative to the U.S. dollar reduces the Company’s Canadian dollar selling prices for sales into both Canada and the U.S.

Increases in the value of the Canadian dollar relative to the U.S. dollar make Canadian steel products and Canadian customers less competitive in U.S. markets and also encourage imports from the U.S. Therefore, a significant increase in the value of the Canadian dollar could materially adversely affect Algoma’s results of operations and financial condition. Algoma considers its currency hedging strategy from time to time and currently has no hedging contracts in place.

Increases in the value of the Canadian dollar relative to the home currencies of global steel producers would also increase the probability of increased imports.

Underfunding of Pension Plans

The Company had an unfunded pension liability of $254 million as at December 31, 2004, based on an actuarial estimate for financial reporting. On a statutory funding basis, the unfunded liability is estimated at $212 million as at December 31, 2004. Employer contributions in 2004 were $72 million which included a one-time contribution of $40 million. Based on current interest rates, benefits and projected investment returns, the Company expects that annual funding will increase to approximately $50 million in 2005, subject to annual adjustments thereafter. A significant portion of the estimated increased funding is expected to be a payment towards the reduction of the unfunded liabilities. The unfunded liability could increase due to changes to the Company’s collective bargaining agreements, a decline in interest rates, investment returns at less than the actuarial assumptions, or changes to the governmental regulations governing funding and other factors. The Company could be adversely affected by the resulting increases in annual funding obligations.

Post Employment Benefits

The Company provides certain post employment benefits to its retirees. These benefits include drug, life insurance and hospitalization coverage. The Company does not prefund these obligations. At December 31, 2004, the liability for these obligations was $243 million. The cash paid in 2004 to fund these benefits was $13 million. The Company’s obligation for these benefits could increase in the future due to a number of factors including changes in interest rates, changes to its collective bargaining agreements, increasing costs for these benefits, particularly drugs, and any transfer of costs currently borne by government to the Company.

Substantial Capital Investment, Capital Commitments and Maintenance Expenditures Required

The Company’s operations are capital intensive. Algoma expects to be required to make ongoing significant capital expenditures in an effort to achieve and maintain competitive levels of capacity, cost, productivity and product quality. Total capital expenditures were $25.9 million, $36.8 million and $42.4 million for the years ended December 31, 2002, 2003 and 2004, respectively. Capital expenditures at these low levels cannot be sustained indefinitely. Capital expenditures in 2005 are expected to be approximately $75 million.

The most significant capital project facing the Company is the #7 Blast Furnace reline currently scheduled for 2010 at an estimated cost of $120 million. In addition to the capital expenditure for the reline, there is a substantial operating cost penalty during the reline related to lower production volume and the need for purchased slabs. The timing and cost of the #7 Blast Furnace reline is critical to the Company and there is a risk that a complete reline could be required prior to 2010. The Company has estimated that an additional expenditure of approximately $52 million will be required between 2005 and 2010 to support the blast furnace operation until the planned reline in 2010.

Algoma Steel Inc.	Annual Information Form

Algoma’s business may not generate sufficient operating cash flow and external financing sources may not be available in an amount sufficient to enable it to make anticipated capital expenditures, service or refinance its indebtedness, or fund other liquidity needs.

Variability of Financial Results

Algoma’s financial results may fluctuate substantially, not only due to the cyclicality of the steel industry and fluctuations in foreign exchange rates, but also due to other factors such as Algoma’s higher exposure to spot markets than most of its North American competitors, specific product competition, operating performance, uncontrollable increases in prices of raw materials and energy, and difficulties or delays in capital projects. Although selling prices increased significantly in 2004, no assurance can be given that these improvements will be sustained in the future.

Adverse Impact of the Company’s Level of Indebtedness

The Company’s debt obligations are manageable under current circumstances, but a change in steel market conditions or other variables may necessitate consideration of refinancing or the adoption of alternative strategies to reduce or delay expenditures, selling assets or seeking additional equity capital.

Financial Restrictions

The trust indenture in respect of Algoma’s 11% Notes, its loan agreement and other agreements governing Algoma’s indebtedness contain provisions that limit its ability to pay dividends or make other restricted payments or investments, incur additional indebtedness, create liens on assets, merge, consolidate or sell all or substantially all of its assets, and create restrictions on dividends or other payments by restricted subsidiaries. In addition, Algoma’s revolving credit facility contains restrictive covenants that require Algoma to maintain a minimum unused availability of $25 million and to maintain financial ratios when unused availability is below $50 million, including minimum levels of cash flow to total debt service and maximum annual capital expenditure levels. Algoma’s ability to comply with these restrictions may be affected by events beyond its control. Algoma may not achieve operating results that will permit it to meet these restrictive covenants or may need to take business actions prohibited by these covenants. These covenants may also limit Algoma’s ability to obtain additional or more favourable financing. In addition, substantially all of Algoma’s assets have been pledged to secure its revolving credit facility and the 11% Notes.

Labour Matters

Algoma has approximately 3,000 employees, of which approximately 2,900, representing 97% of the Company’s employees, are represented by two locals of the United Steelworkers of America under two collective bargaining agreements. The collective agreements expire on July 31, 2007. Algoma may be unable to successfully negotiate new collective bargaining agreements without any labour disruption.

Algoma’s customers, or companies upon which Algoma are dependent for raw materials, transportation or other services, could also be affected by labour difficulties. Any such activities, disruptions or difficulties could result in a significant loss of production and sales and have a material adverse effect on Algoma’s financial condition or results of operations.

Environmental Matters

Algoma’s operations are required to comply with an evolving body of environmental laws concerned with, among other things, emissions into the air, discharges to surface and ground water, the investigation and remediation of contaminated property, noise control, waste management and disposal, mine closure and rehabilitation, and the generation, handling, storage, transportation, presence and disposal of toxic and hazardous substances. These laws and regulations vary depending on the location of the facility and can fall within federal, provincial or municipal jurisdictions.

Algoma Steel Inc.	Annual Information Form

In the United States and Canada, certain environmental laws and regulations impose joint and several liability on certain classes of persons for the costs of investigation and remediation of contaminated properties. Liability may attach regardless of fault or the legality of the original management or disposal of the substance or waste. Some of the Company’s present and former facilities have been in operation for many years and, over such time, have used substances and disposed of wastes that may require investigation and remediation. Algoma could be liable for the costs of such investigations and remediation. Costs for any remediation of contamination, on or off site, whether known or not yet discovered, or to address other issues relating to waste disposal, mine closure, emissions into the air or water, or the storage of materials, could be substantial and could have a material adverse effect on Algoma’s results of operations.

The Company is required to file a mine closure plan respecting its former iron ore mine in Wawa by December 31, 2006. At that time, the Company expects to be required to provide financial assurance to the Province of Ontario in respect of ongoing maintenance and further capital required at the mine site. The annual ongoing maintenance expenses are estimated at $200,000. Total capital expenditures, currently estimated at $7 million, are expected to commence in 2010. No assurance can be given that current estimates for ongoing maintenance and capital expenditures are accurate. The form or amount of financial assurance required by the Province will not be determined until the filing of the mine closure plan in December 2006.

Pursuant to a Certificate of Approval dated May 24, 2003, the Company is required to install, by 2010, certain equipment in the No. 7 Blast Furnace to reduce casthouse emissions. The cost of this equipment and its installation is currently estimated at $25 million. No assurance can be given that the actual cost of the equipment and its installation will not exceed the Company's current estimate.

Algoma’s Environment, Health and Safety Department regularly reviews and audits the Company’s operating practices to monitor compliance with Algoma’s environmental policies and legal requirements.

No assurance can be given that unforeseen changes, such as new laws or stricter enforcement policies, or a crisis at one of Algoma’s properties or operations, will not have a material adverse effect on the business, financial condition or results of operations of Algoma. Algoma’s operations are required to have governmental permits and approvals. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with the conditions of permits or approvals may adversely affect the operations of Algoma and may subject Algoma to penalties. In addition, if environmental laws are amended or are interpreted or enforced differently, or if new environmental legislation is enacted, Algoma may be required to obtain additional operating permits or approvals and incur additional costs. There can be no assurance that Algoma will be able to meet all applicable regulatory requirements. In addition, Algoma may be subject to fines, penalties or other liabilities arising from its actions imposed under environmental laws, including as a result of actions or other proceedings commenced by third parties, such as neighbours or government regulators.

Technology and Competition

There is ongoing research and technological developments with respect to the various processes associated with steel production which have the potential to reduce costs and improve quality. It is possible that certain developments could substantially impair the Company’s competitive position if other companies implement new technology and the Company does not or cannot do so.

Recent Insolvencies

In February 1991, the predecessor company to Algoma became insolvent and sought protection under the CCAA. In April 2001, the Company filed for protection under the CCAA. On January 29, 2002, Algoma emerged from court protection pursuant to a plan of arrangement and reorganization.

Algoma Steel Inc.	Annual Information Form

Competition of Products with Other Materials

In the case of certain product applications, steel competes with a number of other materials such as plastic, aluminum, and composite materials. Improvements in the technology, production, pricing or acceptance of these competitive materials relative to steel or other changes in the industries for these competitive materials could cause net sales to decline.

Unexpected Equipment Failures

Algoma’s manufacturing processes are dependent upon critical steelmaking equipment such as furnaces, continuous casters, rolling mills, and electrical equipment (such as transformers), and this equipment may incur downtime as a result of unanticipated failures. The Company has experienced, and may in the future experience, plant shutdowns or periods of reduced production as a result of such equipment failures. Unexpected interruptions in production capabilities would adversely affect productivity and results of operations for the affected period. No assurance can be given that a significant shutdown will not occur in the future or that such a shutdown will not have a material adverse effect on the business, financial condition or results of operations of the Company. In addition, an unexpected failure in the Company’s computer system may have the same result.

Dependence on Senior Management

Algoma’s operations and prospects depend, in large part, on the performance of Algoma’s senior management team. The Company cannot assure that such individuals will remain as employees. In addition, Algoma can make no assurance that it would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of senior management or difficulty in attracting, retaining and maintaining additional senior management personnel could have a material adverse effect on Algoma’s business, financial condition and results of operations.

Insurance

To date, Algoma has been able to obtain liability insurance for the operation of its business. However, there can be no assurance that Algoma’s existing liability insurance will be adequate, or that it will be able to be maintained, or that all possible claims that may be asserted against Algoma will be covered by insurance.

Future Capital Requirements

The Company may need to raise additional funds in the future in order to take advantage of growth opportunities or to respond to competitive pressures. There can be no assurance that additional financing will be available on terms acceptable to the Company. If adequate funds are not available or are not available on acceptable terms, the Company may be adversely affected.

Tax Loss Carryforwards

The Company’s income tax loss carryforwards were reduced by approximately $180 million under the financial reorganization as a result of debts being discharged for less than their principal amount. Federal and Ontario non-capital loss carryforwards at December 31, 2004 are estimated to be $111 million and $282 million respectively based on requested amendments. Algoma’s estimate of non-capital loss carryforwards has not been reviewed by the Canada Revenue Agency (or any successor agency) and could be reduced.

Effect of Potential Future Acquisitions

Algoma believes that there continues to be significant opportunity for future growth through selective acquisitions given the pace of consolidation in the steel industry and the increasing trend of its customers to

Algoma Steel Inc.	Annual Information Form

focus on fewer key suppliers. As a result, Algoma intends to continue to apply a selective and disciplined acquisition strategy. Possible future acquisitions will likely involve a number of risks.

Future acquisitions may be required for the Company to remain competitive, but there can be no assurance it can complete any such transactions on favourable terms or that it can obtain financing, if necessary, for such transactions on favourable terms. In addition, there can be no assurance that future transactions will improve the Company’s competitive position and business prospects as anticipated; if they do not, its results of operations may be adversely affected.

Dividend Policy

The Company has not paid any dividends on its common shares. The terms of the 11% Note Indenture limit the amount of dividends that can be paid, but allow payments for certain items such as dividends based on a formula linked to cumulative net income and proceeds from equity issues since January 2002. At December 31, 2004, the Company could disburse approximately $250 million.

Capital Structure

The Company is authorized to issue an unlimited number of common shares. At December 31, 2004, there were 40,117,587 common shares issued and outstanding. Each holder of common shares is entitled to one vote per share held at all meetings of shareholders.

Directors and Executive Officers

The following are the names and municipalities of residence of the Company’s current directors and executive officers and their respective offices and principal occupations during the five preceding years. Directors are elected to serve until the next Annual Meeting of Shareholders.

Director’s Name	Director Since

Steven Bowsher (3) (5) Prospect Heights, Illinois	May 22, 2003

President, ClearCut Advisors, a business consulting firm, 2002-present; President and CEO, Indesco International, 2001-2002; Executive Vice President Commercial, Ispat Inland Steel Company, 1998-2000.

Benjamin Duster (5) Atlanta, Georgia	January 29, 2002

Chairman of the Board of the Company; Head of Financial Restructuring, Masson & Company, LLC, a financial restructuring consulting firm, 2001-present; Managing Director, Mergers and Acquisitions, Wachovia Securities, 1997-2001.

John Kallio (2) (5) Sault Ste. Marie, Ontario	October 29, 1996

Union Department Steering Committee Co-Chair - Plate & Strip, 2002-present; Loader - Plate & Strip Finishing, 1999-2002 - both positions at the Company.

Algoma Steel Inc.	Annual Information Form

Director’s Name	Director Since

Marie Kelly Toronto, Ontario	October 27, 2004

Assistant Director, United Steelworkers of America, District 6, a trade union, 2001-present; Counsel to United Steelworkers of America, 1991-2001.

Patrick Lavelle (1) (2) (4) Toronto, Ontario	January 29, 2002

Chairman and CEO, Patrick J. Lavelle and Associates, a strategic management consulting firm.

James Lawson (3) (4) Oakville, Ontario	January 29, 2002

President and CEO, Westerkirk Capital Inc., a private investment firm, 2004-present; Partner, Torys LLP, 2001-2004; Senior Vice President - Corporate Development and General Counsel, XO Communications Canada Inc., 2000-2001; Partner, Davies Ward & Beck, 1989-2000.

Charles Masson (1) (4) (5) New York, New York	February 28, 2002

Partner, Masson & Company, LLC, a financial restructuring consulting firm, 1998-present.

Murray Nott (1) (4) Sault Ste. Marie, Ontario	June 1, 1992

Metallurgical Specialist - Quality Engineering, Algoma Steel Inc., 1997-present.

Francis Petro (1) (2) (3) Kokomo, Indiana	May 22, 2003

President and CEO of Haynes International Inc., a technology-oriented company devoted primarily to the development and manufacture of high-performance nickel- and cobalt-based alloys, 1999-present.

Denis Turcotte Sault Ste. Marie, Ontario	October 4, 2002

President and CEO of the Company, September, 2002 - present; President - Paper Group/Executive Vice President Corporate Development and Strategy, Tembec Inc., 1999-2002.

(1)	Member of the Audit Committee.
(2)	Member of the Health, Safety and Environment Committee.
(3)	Member of the Human Resources and Compensation Committee.
(4)	Member of the Corporate Governance Committee.
(5)	Member of the Strategic Planning Committee.
Algoma does not have an Executive Committee.

Algoma Steel Inc.	Annual Information Form

Officer’s Name	Office and Principal Occupation

Benjamin Duster Atlanta, Georgia
Chairman of the Board, February 2002-present;
Head of Financial Restructuring, Masson & Company, LLC, a financial restructuring consulting firm, 2001-present; Managing Director, Mergers & Acquisitions, Wachovia Securities, 1997-2001.

Denis Turcotte Sault Ste. Marie, Ontario	President and Chief Executive Officer, September 2002-present; President, Paper Group/Executive Vice President Corporate Development and Strategy, Tembec Inc., 1999-2002.

Stephen Boniferro Sault Ste. Marie, Ontario	Vice President, Human Resources, July 1998-present.

Paul C. Finley Sault Ste. Marie, Ontario	Vice President, Business Development and Corporate Secretary, November 2002-present; General Counsel and Corporate Secretary of the Company, 1992-2002.

Glen P. Manchester Sault Ste. Marie, Ontario
Vice President, Finance and Chief Financial Officer, May 2003-present;
Vice President, Commercial of the Company, June 2002-April 2003;
Vice President, Finance and Administration of the Company, 2001-2002;
Vice President and General Manager, Flat Rolled Business of the Company, 1999-2001.

Armando Plastino Sault Ste. Marie, Ontario	Vice President, Operations, March 2002-present; General Manager, Flat Roll Operations of the Company, November 1999-2002.

Paul Royal Oakville, Ontario	Vice President, Commercial, April 2004-present; Executive Vice President, Orion Bus Industries, 1999-2004.

As at the date hereof, the directors and executive officers of Algoma, as a group, beneficially owned, directly and indirectly, or exercised control or direction over less than 1% of the common shares of Algoma.

Algoma Steel Inc.	Annual Information Form

Market for Securities

The common shares of Algoma are listed for trading on the Toronto Stock Exchange under the trading symbol AGA. The following table sets forth the market price range and trading volumes of the Company’s common shares on the Toronto Stock Exchange for each month of 2004.

Year ended December 31, 2004	High	Low	Close	Trading Volume
January	8.40	6.60	7.82	5,973,982
February	9.44	7.75	9.20	7,920,799
March	9.95	8.15	9.25	6,541,989
April	11.09	8.90	9.80	7,560,054
May	10.00	8.25	8.99	5,150,791
June	11.75	8.28	11.00	5,211,793
July	12.70	10.33	12.50	5,203,452
August	13.86	12.53	13.79	9,446,876
September	22.10	13.69	21.90	24,297,246
October	23.15	18.21	20.50	17,292,608
November	30.20	19.80	29.70	13,877,290
December	30.85	27.40	29.30	10,116,402

Transfer Agent and Registrar

Algoma’s transfer agent and registrar for its common shares is Computershare Trust Company of Canada, located at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

Interests of Experts

The Company’s auditor in 2004 was Ernst & Young LLP, Ernst & Young Tower, Toronto-Dominion Centre, P.O. Box 251, Toronto, Ontario M5K 1J7. The Company’s consolidated financial statements as at the year ended December 31, 2004 have been filed under National Instrument 51-102 in reliance on the report of Ernst & Young LLP, independent chartered accountants, given on their authority as experts in auditing and accounting. As of January 28, 2005, the partners and employees of Ernst & Young LLP collectively owned beneficially, directly or indirectly, less than 1% of the Company’s outstanding common shares.

The Company accepted the resignation of Ernst & Young LLP as the auditor of the Company effective February 25, 2005. Ernst & Young LLP, or its predecessors, had been the Company’s auditor since June 30, 1992. On March 2, 2005, KPMG LLP was appointed by the Board as the auditor of the Company to hold office until the next Annual Meeting of Shareholders.

Additional Information

Additional information relating to Algoma may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of securities and securities authorized for issuance under equity compensation plans is contained in the Management Information Circular dated March 15, 2005. Additional financial information is provided in the 2004 Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations set forth in the 2004 Annual Report of Algoma.